Exhibit 12.1

Marathon Oil Corporation
Computation of Ratio of Earnings to Fixed Charges
TOTAL ENTERPRISE BASIS - Unaudited

	Three Months Ended
(In millions)	March 31,

	2012	2011

Portion of rentals representing interest	$6	$21

Capitalized interest, including
discontinued operations	19	91

Other interest and fixed charges,
including discontinued operations	54	72

Total fixed charges (A)	$79	$184

Earnings-pretax income with
applicable adjustments (B)	$1,399	$2,110

Ratio of (B) to (A)	17.71	11.47